[Comtech Group, Inc. letterhead]

July 6, 2007

Brian R. Cascio, Accounting Branch Chief Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 6010

Re:	Comtech Group, Inc. Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the fiscal quarter ended March 31, 2007 Forms 8-K for 2007 File No. 0-2642

Dear Mr. Cascio:

We have received the letter (the “Letter”) from the Staff of the SEC dated June 28, 2007, addressed to Jeffrey Kang, the Chief Executive Officer of Comtech Group, Inc. (the “Company”). This letter responds to the comment in the Letter. The numbered paragraph set forth below corresponds to the numbered paragraph in the Staff’s Letter.

Comment Number	Response
Forms 8-K Dated February 8, March 15 and May 10, 2007
1.

In future filings, the Company will revise its disclosures to include all the information required by paragraph (e)(1)(i) of Item 10 of Regulation S-K. In addition, the Company will discuss why investors will find the non-GAAP measures useful in the context in which they are presented, given the excluded items.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at 852 9187 0025.

            Sincerely,

            /s/Hope Ni
            Hope Ni
            Chief Financial Officer